Exhibit 99.1 THIRD QUARTER 2012 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS RECORD THIRD QUARTER 2012 RESULTS

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Q3 2012 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, August 30, 2012 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,240 million for the quarter ended July 31, 2012, up $946 million or 73% from the prior year.

Excluding certain items listed below, net income from continuing operations was $1,978 million, up 18%(1) from last year and 12%(1) from last quarter. These strong results were driven primarily by record earnings in Canadian Banking and strong performance in Capital Markets.

“RBC had a record quarter with earnings of over $2 billion, driven by exceptional growth in our Canadian retail franchise and strong investment banking results, demonstrating the earnings power of RBC and the strength of our diversified business model. This morning, we announced a 5% increase in our quarterly dividend”, said Gordon M. Nixon, RBC President and CEO. “RBC has strong momentum and continues to extend its leadership positions across key businesses by focusing on our clients and executing our disciplined, long-term strategy.”

Our Q3 2012 results included certain items which had a favourable net impact of $262 million (diluted earnings per share (EPS) of $.18):

¡

Previously announced release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency

¡	Favourable adjustment of $125 million ($92 million after-tax) related to a change in estimate of mortgage prepayment interest (prepayment adjustment)
¡	Loss of $12 million ($11 million after-tax) related to our acquisition of the remaining 50% stake in RBC Dexia(2)

Q3 2012 compared to Q3 2011

¡   Net income of $2,240 million(3) (up 73% from $1,294 million)

¡   Diluted EPS of $1.47 (up $.64 from $.83)

¡   Return on common equity (ROE) of 22.7% (up from 14.5%)

¡   Tier 1 capital ratio of 13.0%

Continuing operations: YTD 2012 compared to YTD 2011 ¡ Net income of $5,679 million (up 6% from $5,361 million) ¡ Diluted EPS of $3.71 (up $.21 from $3.50) ¡ ROE of 19.7% (down from 21.3%)

Announced an increase to our quarterly dividend of $.03 or 5%, to $.60 per share.

Continuing operations: Q3 2012 compared to Q3 2011,

excluding noted items(1)

¡   Net income of $1,978 million (up 18% from $1,683 million)

¡   Diluted EPS of $1.29 (up $.19 from $1.10)

¡   ROE of 19.9% (up from 19.2%)

Continuing operations: YTD 2012 compared to YTD 2011, excluding noted items(1,2)

¡   Net income of $5,619 million (up 5% from $5,361 million)

¡   Diluted EPS of $3.67 (up $.17 from $3.50)

¡   ROE of 19.5% (down from 21.3%)

Canadian Banking net income was a record $1,127 million, up $239 million compared to last year. Excluding the prepayment adjustment of $92 million noted above, net income was a record $1,035 million, up $147 million or 17%(1), reflecting strong volume growth of 8%, primarily in deposits, residential mortgages and personal and commercial loans.

Compared to last quarter, net income was up $190 million. Excluding the prepayment adjustment, net income was up $98 million or 10%(1), reflecting the positive impact of seasonal factors, solid volume growth across all businesses and strong growth in credit card transaction volumes. We also had strong operating leverage reflecting our solid business growth and our strict cost discipline.

[1]	These measures are non-GAAP, see Non-GAAP measures section of Earnings Release for additional information.
[2]

In Q2/12, we also incurred a loss of $202 million ($212 million before-tax) related to our acquisition of the remaining 50% stake in RBC Dexia Investor Services Limited (RBC Dexia) that RBC did not already own. This transaction closed on July 27, 2012.

[3]

Effective Q3/12, we no longer have discontinued operations as the sale of our U.S. regional retail banking operations closed in Q2/12. Residual amounts related to discontinued operations are not material and have been included in Corporate Support.

Wealth Management net income was $156 million, down $36 million compared to last year. Excluding the unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters in the current quarter, net income was down $15 million or 8%(4), largely due to lower transaction volumes reflecting continued investor uncertainty, partially offset by higher average fee-based client assets.

Compared to last quarter, net income was down $56 million. Excluding the regulatory and legal matters noted above, net income decreased $35 million or 17%(4), mainly due to the decrease in fair value of our U.S. stock-based compensation plan and lower transaction volumes. The unfavourable impact of seasonal factors, including lower market activity, also contributed to the decrease.

Insurance net income was $179 million, up $38 million or 27% compared to last year, mainly due to lower claims costs in Canadian insurance products and the reduction of policy acquisition cost-related liabilities of $33 million ($24 million after-tax) due to changes in our proprietary distribution channel, partially offset by higher claims costs in reinsurance products. Compared to last quarter, net income was up $28 million or 19%, largely due to the reduction of policy acquisition cost-related liabilities noted above.

International Banking net loss this quarter of $31 million and net loss last quarter of $196 million, reflected losses related to the acquisition of RBC Dexia ($11 million in Q3 2012 noted above and $202 million reported in Q2 2012). Our net loss this quarter, as compared to net income of $18 million last year, also reflected higher provision for credit losses (PCL) in Caribbean banking, lower securities brokerage commissions in RBC Investor Services (rebranded from RBC Dexia) and higher staff costs. Compared to last quarter, we also had higher PCL in Caribbean Banking.

Capital Markets net income was $486 million, up $227 million from a year ago, primarily due to higher fixed income trading results reflecting improved market conditions and higher corporate and investment banking results driven by strong client growth in our lending and loan syndication businesses. These factors were partially offset by a higher effective tax rate, commensurate with increased earnings in higher tax jurisdictions. In addition, the prior year was unfavourably impacted by losses of $142 million ($71 million after-tax and compensation adjustments) on certain market and credit related items(5).

Compared to last quarter, net income was up $37 million or 8%, as strong growth in our lending and loan syndication businesses largely in the U.S. and higher M&A activity more than offset lower equity trading and equity origination results. Lower non-interest expense included a compensation adjustment to reflect expected targeted payouts.

Corporate Support net income was $323 million largely due to the previously announced settlement with the Canada Revenue Agency which resulted in the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid. Results also included other net favourable tax adjustments and asset/liability management activities undertaken by Corporate Treasury. In the prior year, net income was $185 million, largely due to asset/liability management activities and net favourable tax adjustments.

Capital – As at July 31, 2012, Tier 1 capital ratio was 13% and Total capital ratio was 15%. Tier 1 capital ratio was down 20 bps from last quarter largely due to higher risk-weighed assets reflecting growth in our wholesale and retail credit portfolios.

Credit Quality – Total PCL of $324 million was relatively flat compared to the prior year. PCL decreased $24 million from the prior quarter primarily due to improved credit quality in our Canadian business lending and Capital Markets portfolios, partially offset by higher PCL in our Caribbean portfolio.

[4]

These measures are non-GAAP, which are not defined nor do they have a standardized meaning under GAAP. We believe these measures provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods.

[5]

Certain market and credit related items consist of bank-owned life insurance (BOLI), a consolidated special purpose entity from which we exited all transactions in the first quarter of 2012, credit valuation adjustments, fair value adjustments on RBC debt, and credit default swaps.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe these measures provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods. For further information refer to Non-GAAP measures section of the Q3 2012 Report to Shareholders.

Net income and diluted EPS from continuing operations, excluding the following
			For the three months ended
	July 31 2012		April 30 2012		July 31 2011
	C$ millions	Diluted EPS	C$ millions	Diluted EPS	C$ millions	Diluted EPS
Net income from continuing operations	$2,240	$1.47	$1,563	$1.01	$1,683	$1.10
Favourable impact from release of tax provisions and interest income	$(181)	$(0.12)	-	-	-	-
Gain from the change in estimate of mortgage prepayment interest	$(92)	$(0.06)	-	-	-	-
Loss related to the RBC Dexia acquisition	$11	-	$202	$0.14	-	-

Net income from continuing operations, excluding items of note	$1,978	$1.29	$1,765	$1.15	$1,683	$1.10

Net income and diluted EPS from continuing operations, excluding the following
	For the nine months ended
	YTD 2012		YTD 2011
	C$ millions	Diluted EPS	C$ millions	Diluted EPS
Net income from continuing operations	$5,679	$3.71	$5,361	$3.50
Favourable impact from release of tax provisions and interest income	$(181)	$(0.12)	-	-
Gain from the change in estimate of mortgage prepayment interest	$(92)	$(0.06)	-	-
Loss related to the RBC Dexia acquisition	$213	$0.14	-	-

Net income from continuing operations, excluding items of note	$5,619	$3.67	$5,361	$3.50

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”. By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management sections of our 2011 Annual Report to Shareholders and our Q3 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary, economic and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations, including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report to Shareholders and the Risk management section of our Q3 2012 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2012 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, August 30, 2012 at 7:30 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 1853457#). Please call between 7:20 a.m. and 7:25 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EDT) on August 30 until November 29, 2012 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 3629188#).

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Kathy Bevan, Media Relations, kathy.bevan@rbc.com, 416-974-8810 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and investor services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. Prior to the acquisition, RBC Dexia IS and affiliated Dexia companies were licensed users of the RBC trademark.